Filed Pursuant to Rule 433

Registration No. 333- 209738

No. 333-209738-01

Free Writing Prospectus, dated October 6, 2017

First National Master Note Trust

Issuing Entity

First National Funding LLC	First National Bank of Omaha
Depositor	Sponsor and Servicer

Series 2017-2 Asset Backed Notes

The depositor has prepared a preliminary prospectus dated October 6, 2017 which describes the Series 2017-2 Class A notes (the “offered notes”) to be issued by the issuing entity. You should review the prospectus in its entirety before deciding to purchase any of the offered notes.

Ratings

The depositor expects that the offered notes issued by the issuing entity will receive the indicated ratings from the nationally recognized statistical rating organizations listed below.

	Moody’s Investors Service, Inc. (“Moody’s”)	Fitch Ratings Inc. (“Fitch”)
Class A notes	Aaa (sf)	AAAsf

It is a condition to the issuance of the offered notes that the offered notes receive the ratings listed above.

You should consider carefully the risk factors described below, as well as the risk factors beginning on page 19 in the prospectus.

Underwriters of the Series 2017-2 Class A notes

Joint Book Runners

J.P. Morgan	Wells Fargo Securities

Co-Manager

RBC Capital Markets

The depositor has filed a registration statement (including a prospectus) (File No. 333-209738) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-326-5897.

Risk Factors

The ratings for the Class A notes are limited in scope, may not continue to be issued, do not consider the suitability of an investment in Class A notes for you.

A note rating is not a recommendation to buy, sell or hold the Class A notes. A note rating considers only the likelihood that the issuing entity will pay interest on time and will ultimately pay principal in full upon the final maturity date. Ratings on the Class A notes do not address the likelihood of payment of principal of a Class A note on its expected principal payment date or the possibility of an early repayment or acceleration of a Class A note, which would be caused by a payout event or an event of default. The ratings do not consider the prices of the Class A notes or their suitability for a particular investor. There is no assurance that a rating will remain for any given period of time. Ratings on the Class A notes may be lowered, qualified or withdrawn at any time after the Class A notes are issued without notice from the sponsor, the issuing entity or us. None of the sponsor, the issuing entity or us has an obligation to provide additional credit enhancement or to restore the original rating of the Class A notes with respect to which a Hired Rating Agency changes its rating or withdraws a rating in the future. A rating agency downgrade may reduce the price that a subsequent purchaser will be willing to pay for your Class A notes.

The Hired Agencies have been hired by the sponsor to provide ratings on Class A notes. We note that a credit rating agency may have a conflict of interest where the sponsor or the issuer of a security pays the fee charged by the credit rating agency for its rating services.

Certain of the Hired Agencies have indicated that their ratings on the Class A notes could potentially be affected by a change in the corporate structure or rating of the bank even without a change in the quality or performance of the receivables in the trust portfolio. We cannot assure you that no such corporate structure or rating change will occur before the Class A notes mature. If the bank is not able to satisfy rating agency requirements, such as completing certain credit enhancement actions requested by the Hired Agencies, to maintain the ratings on the Class A notes, it could limit the bank’s ability to access the securitization markets.

It is possible that other credit rating agencies not hired by the sponsor may provide an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies.

As of the date of this prospectus, we are not aware of the existence of any unsolicited ratings provided (or to be provided at a future time) by any credit rating agency not hired to rate the Class A notes. However, there can be no assurance that an unsolicited rating will not be issued prior to or after the closing date, and none of the sponsor, us or any underwriter is obligated to inform investors (or potential investors) in Class A notes if an unsolicited rating is issued after the date of this prospectus. Consequently, if you intend to purchase the Class A notes, you should monitor whether an unsolicited rating of the Class A notes has been issued by a non-hired credit rating agency and should consult with your financial and legal advisors regarding the impact of an unsolicited rating on the Class A notes. If any non-hired credit rating agency provides an unsolicited rating that differs from (or is lower than) the ratings provided by the Hired Agencies, the liquidity or the market value of your Class A notes may be adversely affected.